Exhibit 99.1

NOTICE TO READER At the Annual and Special Meeting of the Shareholders of TransAlta Corporation (the “Company”) to be held on April 21, 2020 and all postponements and adjournments thereof (the “Meeting”), the shareholders of the Company will be asked to  consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution ratifying, confirming and approving the amendment and restatement of the Amended and Restated By-law No.1 of the Company, in substantially the form that follows.  Further information relating to the amendment and restatement of the Amended and Restated By-law No.1 of the Company, as well as the full text of the ordinary resolution shareholders are being asked to consider, is contained in the Company’s Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular dated March 9, 2020 prepared in connection with the Meeting and available under the Company’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.   Appended as Appendix “A” to the amendment and restatement of the Amended and Restated By-law No.1 of the Company is a copy marked to show the changes made to the Company’s existing Amended and Restated By-law No.1 of the Company.

TRANSALTA CORPORATION
(the “Corporation”)

AMENDED AND RESTATED BY-LAW NO. 1

A By-law to regulate the business and affairs of the Corporation.

ARTICLE 1
 INTERPRETATION

1.1          DEFINITIONS

In this By-law and all other by-laws and resolutions of the Corporation, unless the context otherwise requires:

(a)           the following terms shall have the meanings specified:

(i)           “Act” means the Canada Business Corporations Act or any statute which may be substituted therefore, including the regulations thereunder, as amended from time to time;

(ii)          “Articles” means the Articles of Amalgamation of the Corporation as amended or restated from time to time;

(iii)         “Board” means the Board of Directors of the Corporation;

(iv)        “Director” means a member of the Board;

(v)         “independent director” means a director who is independent for purposes of the Act, other applicable laws and the rules of any stock exchange on which the securities of the Corporation are then listed for trading;

(vi)        “meeting of shareholders” means any meeting of shareholders, including any meeting of holders of one or more classes or series of shares;

(vii)       “non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

(viii)      “Officer” means an officer of the Corporation;

(ix)        “recorded address” means: (A) in the case of a shareholder, such person’s latest address as shown in the records of the Corporation or its transfer agent, and in the case of joint shareholders, the address appearing in the securities register in respect of the joint holding, or the first address so appearing, if there is more than one; (B) in the case of an Officer or the auditor of the Corporation, such person’s address as shown in the records of the Corporation; and (C) in the case of a Director, such person’s latest address shown in the records of the Corporation or in the most recent notice filed by the Corporation in accordance with the Act, whichever is more current; and

(x)         “shareholder” means a shareholder of the Corporation, except as otherwise expressly provided; and

(b)           except for terms defined in Section 1.1(a), terms used herein that are defined in the Act shall have the meanings given to those terms in the Act; and

(c)           words importing the masculine gender shall include the feminine and neuter genders, and words importing the singular number shall include the plural number, and vice versa.

1.2          CONFLICT WITH THE ACT OR THE ARTICLES

To the extent of any conflict between the provisions of this By-law and the provisions of the Act or the Articles, the provisions of the Act or the Articles shall govern.

1.3          HEADINGS AND SECTIONS

The headings used throughout this By-law are inserted for convenience of reference only and are not to be used as an aid in the interpretation of this By-law. “Section” followed by a number means or refers to the specified section of this By-law.

1.4          INVALIDITY OF ANY PROVISION OF BY-LAWS

The invalidity or unenforceability of any provision of this By-law shall not affect the validity or enforceability of the remaining provisions of this By-law.

ARTICLE 2
 MEETINGS OF SHAREHOLDERS

2.1          ANNUAL AND SPECIAL MEETINGS

The Board shall call an annual meeting of shareholders not later than 15 months after the holding of the last preceding annual meeting but no later than six months after the end of the Corporation’s preceding financial year. The Board may at any time call a special meeting of shareholders.

2.2          PLACE OF MEETINGS

Each meeting of shareholders shall be held in the City of Calgary, in the Province of Alberta, or at such other place within Canada as the Board may determine or, if such place is specified in the Articles or all the shareholders entitled to vote at the meeting so agree, at some place outside Canada. A meeting of shareholders held under Section 2.3 shall be deemed to be held at the place where the registered office of the Corporation is located.

2.3          MEETING BY ELECTRONIC MEANS

Subject to the Act and the consent of the Directors, if the Directors or shareholders call a meeting of shareholders pursuant to the Act, those Directors or shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, provided the Corporation makes provision for electronic voting at such meeting in accordance with the Act and Section 2.9.

2.4          NOTICE OF MEETINGS

Notice in writing (or by electronic means as permitted by, and in accordance with, the Act) of the time and place of each meeting of shareholders shall be given in the manner provided in Article 9, and subject to Section 9.4, within the period of time prescribed by the Act (or within such other time periods as may be prescribed by any other applicable law or regulation of a stock exchange) to each shareholder entitled to vote at the meeting, to each Director and to the auditors of the Corporation. The foregoing shall not be construed so as to limit the manner or effect of giving notice by any other means of communication otherwise permitted by applicable law.

2.5          QUORUM

At any meeting of shareholders, a quorum for the transaction of business shall consist of at least two persons present in person holding or representing by proxy not less than 25 percent of the outstanding shares of the Corporation entitled to be voted at the meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the holders present in person holding or representing by proxy a majority of the shares represented at the meeting may adjourn the meeting to a fixed time and place, but no other business may be transacted. Those shareholders present at any duly adjourned meeting shall constitute a quorum.

2.6          CHAIR, SECRETARY AND SCRUTINEERS

The chair of the Board or, if he or she is not present, the lead director (if any) or, if he or she is not present, the chief executive officer or, if he or she is not present, the president or, in the absence of the foregoing persons, a Director designated by the Board shall act as chair at each meeting of shareholders. If no such Officer or Director is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their numbers to be chair. The chair of any meeting of shareholders shall have the power to adjourn the meeting to another place, if any, date and time. The secretary of the Corporation, or, in his or her absence, such other person as the chair of the meeting may appoint, who need not be a shareholder, shall act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair of the meeting with the consent of the meeting.

2.7          VOTING

Subject to applicable law, voting on any question at any meeting of shareholders shall be by a show of hands except where, either before or after a show of hands, a ballot is required by the chair of the meeting or is demanded by any shareholder or proxyholder who is present and entitled to vote on such question at the meeting. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot.

On a show of hands, each person present and entitled to vote at the meeting shall have one vote. On a ballot, each shareholder present in person or represented by proxy at the meeting and entitled to vote thereon shall have such number of votes as prescribed by the Act or the Articles. Any ballot shall be taken in such manner as the chair of the meeting directs. In case of an equality of votes at any meeting of shareholders either upon a show of hands or upon a ballot, the chair of the meeting shall not be entitled to a second or casting vote. A declaration by the chair of the meeting that a resolution or other proceeding in respect of the question has, either on a show of hands or on a ballot, been carried or carried by a particular majority or lost or not carried by a particular majority shall be conclusive and an entry to that effect in the minutes of the meeting shall be, in the absence of evidence to the contrary, conclusive evidence thereof, and proof of the number or proportion of the votes, recorded in favour of or against such resolution or other proceeding in respect of the question shall not be necessary, and the result of the vote so taken shall be the decision of the shareholders on the question.

2.8          PARTICIPATION IN MEETING BY ELECTRONIC MEANS

Subject to the Act and the consent of the Directors, any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Act, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means shall be deemed to be present at the meeting.

2.9          ELECTRONIC VOTING

Notwithstanding Section 2.7, any vote referred to in Section 2.7 may be held, in accordance with the Act, partially or entirely by means of a telephonic, electronic or other communication facility, if the Corporation has made available such a facility in accordance with the Act.

Any person participating in a meeting of shareholders under Section 2.3 or 2.8 and entitled to vote at the meeting may vote, in accordance with the Act, by means of the telephonic, electronic or other communication facility that the Corporation has made available for such purpose in accordance with the Act.

2.10        JOINT SHAREHOLDERS

If two or more persons hold shares jointly, any one of them present in person at a meeting of shareholders may, in the absence of the other or others, vote the shares, but if two or more of those persons are present in person or represented by proxy and vote, they shall vote the shares jointly held by them as one.

2.11        PROXYHOLDERS AND REPRESENTATIVES

Every shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, as such shareholder’s nominee to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. Alternatively, every shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual, who need not be a shareholder, to represent it at a meeting of shareholders and that individual may exercise on the shareholder’s behalf all the powers it could exercise if it were a shareholder. The authority of such an individual shall be established by depositing with the

Corporation a certified copy of the resolution or in such other manner as may be satisfactory to the secretary of the Corporation or the chair of the meeting. A proxy shall be in written or printed format or a format generated by telephonic or electronic means and becomes a proxy when completed and signed in writing or by electronic signature by the shareholder or its proxyholder or attorney authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate or association, by an officer or attorney thereof duly authorized. The proxy is valid only at the meeting in respect of which it is given or any adjournment or postponement thereof.

2.12        TIME FOR DEPOSIT OF PROXIES

The Board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours (excluding non-business days), before which time proxies to be used at the meeting must be deposited with the Corporation or any agent thereof. A proxy shall be acted on if, (a) before the time so specified, it has been deposited with the Corporation or its agent specified in the notice, or, (b) no such time having been specified in the notice, it has been received by the secretary of the Corporation or by the chair of the meeting or an adjournment or postponement thereof before the time of voting.

ARTICLE 3
 DIVIDENDS AND RIGHTS

3.1          DIVIDENDS

Subject to the Act and to the Articles, the Board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Subject to the Articles, dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

3.2          DIVIDEND PAYMENTS

A dividend payable in money may be paid in Canadian dollars or in any equivalent amount in any other currency, at the discretion of the Board, and shall be paid by cheque, wire transfer, electronic means, or such other method as the Board may determine, to the order of each registered holder of shares of the class or series in respect of which the dividend has been declared.

Any dividend payment shall be (a) if paid by cheque, mailed by prepaid ordinary mail to the registered shareholder at such holder’s recorded address in the Corporation’s securities register, or (b) sent, if paid by wire transfer or by electronic means or other method determined by the Board, to the registered shareholder in accordance with the payment instruments provided by such holder in the Corporation’s securities register, in each case, unless the holder otherwise directs. In the case of joint holders, the dividend payment shall, unless the joint holders otherwise direct, be made payable to the order of all the joint holders and transferred to them in accordance with the recorded address or wire transfer, electronic or other payment instructions, as applicable, in the Corporation’s securities register and, if paid by cheque and more than one address is recorded in the Corporation’s securities register in respect of such joint holding, the cheque shall be mailed to the first address so appearing.

The mailing of a dividend cheque, unless the cheque is not paid on due presentation, or the sending of a dividend payment by wire transfer, by electronic means or by another method determined by the Board shall satisfy and discharge the Corporation’s liability for the dividend payment to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to, and does, withhold.

3.3          NON-RECEIPT OF PAYMENT

In the event of non-receipt of any dividend payment by the person to whom the payment is sent, the Corporation shall make a replacement payment to such person for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe, whether generally or in any particular case. No dividend shall bear interest against the Corporation.

3.4          UNCLAIMED DIVIDENDS

No shareholder shall be entitled to recover by action or other legal process against the Corporation any dividend that remains unclaimed for a period of six years from the date on which it was payable and any such unclaimed dividend shall be forfeited and shall revert to the Corporation.

ARTICLE 4
 DIRECTORS

4.1          NUMBER OF DIRECTORS AND BOARD COMMITTEES

The Board shall consist of the number of Directors provided in the Articles, or, if a minimum number and a maximum number of Directors is so provided, the number of Directors of the Corporation shall be the number of Directors holding office immediately following the most recent election or appointment of Directors, whether at an annual or special meeting of shareholders, or determined from time to time by the shareholders or the Directors pursuant to the Act and the Articles.

Subject to the Act, the Board may appoint from its number one or more committees of the Board, however designated, and delegate to any such committee any of the powers of the Board.

Notwithstanding the foregoing, if the Corporation is a distributing corporation (as such term is defined in the Act), the Board shall appoint annually from among its number an Audit Committee to be composed of not fewer than three Directors who meet such requirements as may be specified by the Act, other applicable laws and the rules of any stock exchange on which the securities of the Corporation are then listed for trading and who are not officers or employees of the Corporation or its affiliates.

4.2          PLACE, CALLING AND NOTICE OF MEETINGS

Meetings of the Board or its committees may be held at any place in or outside Alberta. Meetings of the Board or its committees shall be held from time to time and at such place as, in the case of meetings of the Board, the chair of the Board, the lead director (if any), the chief executive officer (if a Director), the president (if a Director), any two Directors, or the secretary, on the direction of any of the foregoing, may determine and, in the case of meetings of committees, as the chair of the committee or any two members of the committee or the secretary, on the direction of any of the foregoing, may determine.

Notice of the time and place of every meeting so called shall be given in the manner provided in Article 9 to each required Director, and subject to Section 9.4, not less than 48 hours before the time when the meeting is to be held. In addition, the Board or the applicable committee may by resolution appoint a day or days in any month or months for regular meetings of the Board or the respective committee at a place and hour to be named. A copy of any resolution of the Board or the applicable committee fixing the place and time of regular meetings of the Board or the committee shall be sent to each applicable Director forthwith after being passed.

Any meeting of Directors, or of any committee, may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to a fixed time and place. Notice of an adjourned meeting of Directors or an adjourned committee meeting is not required to be given if the time and place of the adjourned meeting is announced at the original meeting.

The powers of the Board or any committee of the Board may be exercised by resolution in writing signed by Directors or all the members of such committee who would have been entitled to vote on that resolution at a meeting, in lieu of a meeting of the Board or the committee, as applicable.

4.3          FIRST MEETING OF NEW BOARD OF DIRECTORS

Provided a quorum of Directors is present, each newly elected Board may hold its first meeting without notice immediately following the meeting of shareholders at which such Board is elected.

4.4          CHAIR AND SECRETARY

The chair of the Board or, if he or she is not present, the lead director (if any) or, if he or she is not present, the chief executive officer (if a Director) or, if he or she is not present, the president (if a Director) or, in the absence of any of the foregoing, a Director designated by and from among the Directors present shall act as chair at each meeting of the Board. The secretary of the Corporation shall act as secretary of any meeting of the Board and, if the secretary of the Corporation is absent from any meeting of the Board, the chair of the meeting shall appoint an individual, who need not be a director, to act as secretary of the meeting.

4.5          QUORUM AND VOTING

Subject to the Act, at meetings of the Board or its committees, a majority of the Directors shall constitute a quorum for the transaction of business. Every question shall be decided by a majority of the votes cast on the question of those Directors entitled to vote and, in the case of an equality of votes, the chair of the meeting shall not be entitled to a second or casting vote.

Subject to the Act and unless otherwise determined by the Board, each committee shall have the power to appoint its chair and the rules for calling, holding, conducting and adjourning meetings of the committee which, unless otherwise determined, shall be the same as those governing the Board. Each member of a committee shall serve during the pleasure of the Board and, in any event, only so long as such person shall be a Director. The Directors may fill vacancies in a committee by appointment from among their members. Provided that a quorum is maintained, the committee may continue to exercise its powers notwithstanding any vacancy among its members.

4.6          MEETINGS BY TELEPHONIC, ELECTRONIC OR OTHER COMMUNICATION FACILITY

Subject to the Act, if all of the Directors consent generally or in respect of a particular meeting, a Director may participate in a meeting of the Board or of a committee of the Board by means of telephonic, electronic or other communication facilities that permit all persons participating in the meeting to communicate adequately with each other during the meeting. Any required consent of a Director to the participation in the meeting in such manner shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the Board while the Director holds office. A Director participating in such a meeting in such manner shall be considered present at the meeting and at the place of the meeting and shall be deemed to have consented to such meeting. Subject to the Act, a Director participating by telephonic, electronic or other communication facilities in accordance with this Section 4.6 may vote by means of any such facility.

ARTICLE 5
 OFFICERS

5.1          APPOINTMENT AND DUTIES OF OFFICERS

The Board may from time to time appoint a chief executive officer, a president, a chief financial officer, one or more vice-presidents, a secretary, a treasurer and such other Officers as the Board may determine. The powers and duties of all Officers (aside from the chair of the Board, the lead director (if any), the chief executive officer and the president, whose powers and duties are to be specified only by the Board) shall be such as the terms of their engagement call for or as the Board or chief executive officer may specify from time to time. The Board or the chief executive officer may, from time to time and subject to the Act, vary, add to or limit the powers and duties of any Officer (aside from the chair of the Board, the lead director (if any), the chief executive officer and the president, whose powers and duties are to be varied, added to or limited only by the Board). Subject to Section 5.2 and Section 5.3, an Officer may but need not be a Director and one person may hold more than one office.

5.2          CHAIR OF THE BOARD

The Board may from time to time appoint a chair of the Board who shall be a Director and, subject to the Act, the chair of the Board shall have such powers and duties as the Board may specify or as are incidental to such office.

5.3          LEAD DIRECTOR

If the chair of the Board is not an independent director, the Board may appoint a lead director from among the Corporation’s independent directors. If appointed, the Board may assign the lead director any of the powers and duties that are by any provisions of this By-law assigned to the chair of the Board.

ARTICLE 6
 PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.1          LIMITATION OF LIABILITY

To the extent permitted by law, no Director or Officer for the time being shall be liable for:

(a)                                 the acts, receipts, neglects or defaults of any other Director or Officer or employee or agent of the Corporation;

(b)                                 joining in any receipt or act for conformity;

(c)                                  any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation;

(d)                                 the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested;

(e)                                  any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation with whom or which any moneys, securities or effects of the Corporation shall be lodged or deposited;

(f)                                   any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation;

(g)                                  any loss occasioned by any error of judgment or oversight on such Director’s or Officer’s part; or

(h)                                 for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her respective office or in relation thereto,

unless the same shall happen by or through his or her failure to act honestly and in good faith with a view to the best interests of the Corporation and, in connection therewith, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any Director or Officer shall be employed by, or shall perform services for the Corporation otherwise than as a Director or Officer or shall be a member of a firm or a shareholder, director or officer of a corporation which is employed by, or performs services for, the Corporation, the fact of his being a Director or Officer of the Corporation shall not disentitle such Director or Officer or such firm or corporation, as the case may be, from receiving proper remuneration for such services. Nothing herein shall relieve any Director or Officer from the duty to act in accordance with the Act or from liability for any breach thereof.

6.2                               INDEMNITY

(a)           Subject to the limitations contained in the Act, but without limiting the right of the Corporation to indemnify any person under the Act or otherwise, the Corporation shall indemnify a Director or Officer, a former Director or Officer, or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, and such individual’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, if the individual:

(i)             acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director of officer or in a similar capacity at the Corporation’s request; and

(ii)          in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

(b)           Notwithstanding Section 6.2(a), an individual referred to in Section 6.2(a) is entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the Corporation or other entity as described in Section 6.2(a), if the individual seeking indemnity:

(i)             was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(ii)          fulfills the conditions set out in Sections 6.2(a)(i) and 6.2(a)(ii).

6.3          ADVANCE OF COSTS

The Corporation may, to the maximum extent permitted under the Act or otherwise by law, advance moneys to an individual referred to in Section 6.2 for the costs, charges and expenses of a proceeding referred to in Section 6.2. Such individual shall agree in writing, in advance, to repay and shall repay the moneys advanced if the individual does not fulfil the conditions set forth in Sections 6.2(a)(i) and 6.2(a)(ii).

6.4          COURT APPROVAL

If required by an individual referred to in Section 6.2, the Corporation shall use reasonable commercial efforts to obtain any court or other approvals necessary for any indemnification or advance of costs, charges and expenses pursuant to Section 6.2 or Section 6.3 if the conditions set out in Section 6.2 have been fulfilled.

6.5          INDEMNITIES NOT EXCLUSIVE

The rights of any person to indemnification granted by the Act or this By-law are not exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or Directors, at law or otherwise, and shall continue as to a person who has ceased to be a Director, Officer, or employee or agent of the Corporation and will enure to the benefit of the heirs and legal representatives of that person.

6.6          INSURANCE

Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of an individual referred to in Section 6.2 as the Board may from time to time determine.

ARTICLE 7
 ADMINISTRATION

7.1          CORPORATE SEAL

The corporate seal of the Corporation, if any, shall be in such form as the Board may from time to time by resolution approve.

7.2          EXECUTION OF INSTRUMENTS

Contracts, documents or other instruments in writing requiring execution by the Corporation may be signed on behalf of the Corporation by the chief executive officer, the president or any other Officer or Director, or in such other manner as the Board may determine from time to time. In addition, the Board or the signing authority may from time to time direct the manner in which and the persons or persons by whom any particular contract, document or other instrument or class thereof may or shall be signed. Any signing authority may affix the corporate seal (if any) to any instrument. The term “contracts, documents or other instruments in writing” as used in this By-law shall include deeds, mortgages, charges, conveyances, transfers and assignments of property of all kinds including specifically but without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities and all paper writings.

7.3                               EXECUTION IN COUNTERPART, BY FACSIMILE AND BY ELECTRONIC SIGNATURE

(a)           Subject to the Act, any instrument or document required or permitted to be executed by one or more persons on behalf of the Corporation may be signed by electronic means in accordance with the Act or by facsimile or .pdf file;

(b)           Any instrument or document required or permitted to be executed by one or more persons may be executed and delivered in separate counterparts, each of which when duly executed by one or more of such persons shall be an original and all such counterparts together shall constitute one and the same such instrument or document; and

(c)           Subject to the Act, whenever a notice, document or other information is required under the Act or this By-law to be created or provided in writing, that requirement may be satisfied by the creation and/or provision of an electronic document.

Notwithstanding the foregoing, the Board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be executed.

7.4          FINANCIAL YEAR

Until changed by the Board, the financial year of the Corporation shall end on the 31st day of December in each year.

7.5          BANKING ARRANGEMENTS

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the Board may from time to time prescribe or authorize.

7.6          VOTING RIGHTS IN OTHER BODIES CORPORATE

The signing authority of the Corporation described in Section 7.2 may execute and deliver instruments of proxy and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the signing authority executing or arranging for them. In addition, the Board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

7.7          DIVISIONS

Without in any way limiting the powers or authority of the Directors, the Board may from time to time cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including without limitation, types of business or operations, geographical territories, product lines or goods or services, as the Board may consider appropriate in each case. From time to time the Board may authorize upon such basis as may be considered appropriate in each case:

(a)                                 the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions or sub-units;

(b)                                 the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation; and

(c)                                  the appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any such officer so appointed without prejudice to such officer’s rights under any employment contract or at law, provided that any such officers shall not, as such, be officers of the Corporation.

ARTICLE 8
 BORROWING

8.1          LOANS AND GUARANTEES

Without limiting the powers of the Board or the borrowing powers of the Corporation as set forth in the Act, but subject to the Articles, the Board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a)                                 borrow money upon the credit of the Corporation;

(b)                                 issue, reissue, sell or pledge bonds, debentures, notes or other evidence of indebtedness of the Corporation whether secured or unsecured;

(c)                                  give, directly or indirectly, financial assistance by means of a loan, a guarantee or otherwise on behalf of the Corporation to secure performance of an obligation of any person; and

(d)                                 mortgage, hypothecate, pledge or otherwise create a security interest in or charge upon all or any property (including the undertaking and rights) of the Corporation, owned or subsequently acquired, by way of mortgage, hypothec, pledge, or otherwise, to secure payment of any indebtedness, guarantee, or obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

8.2          DELEGATION

Subject to the Act and the Articles, the Board may from time to time delegate to a committee of the Board or such one or more of the Directors and Officers or any other person as may be designated by the Board all or any of the powers conferred on the Board by Section 8.1 or by the Act to such extent and in such manner as the Board shall determine at the time of each such delegation.

ARTICLE 9
 NOTICES

9.1                               METHOD OF GIVING NOTICES

Any notice (which term includes any written or electronic communication or document) to be given (which term includes, sent, delivered, transmitted or served) pursuant to the Act, the Articles, the by-laws of the Corporation, or otherwise to a shareholder, Director, Officer, or auditor of the Corporation shall be sufficiently given if (a) delivered personally to such person at such person’s recorded address, (b) mailed by prepaid mail to such person at such person’s recorded address, (c) sent to such person at his or her recorded address by facsimile transmission, with confirmation of transmission by the transmitting equipment, (d) transmitted by electronic document or other electronic means to such person at such person’s recorded address or designated information system in accordance with the Act and other applicable laws, or (e) posted or made available through a generally accessible electronic source, such as a website, permitted by the Act and other applicable laws. The secretary of the Corporation may change or cause to be changed the recorded address of any shareholder, Director, Officer or auditor in accordance with any information believed by the secretary to be reliable.

A notice which is delivered personally is deemed to be given when received. A notice which is mailed is deemed to have been given at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that such person did not receive the notice at the time or at all. A notice transmitted by facsimile is deemed to have been given when the sender transmitting equipment generates a facsimile confirmation slip which discloses that the notice was transmitted to the recorded number used by the person to whom the facsimile is transmitted. A notice which is delivered by electronic document or other electronic means is deemed to have been given when dispatched or transmitted to the information system designated by the addressee. A notice posted or made available through a generally accessible electronic source permitted by the Act or other applicable laws shall be deemed to have been given when the notice of its availability and location is given to the addressee in accordance with the Act and/or other applicable laws.

9.2                               NOTICE TO JOINT SHAREHOLDERS

If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders, but notice to one of such persons shall be sufficient notice to all of them.

9.3                               OMISSIONS AND ERRORS

The accidental omission to give any notice to any shareholder, Director, Officer, or auditor of the Corporation or the non-receipt of any notice by any such person or any error in any notice not affecting the substance of the notice shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

9.4                               WAIVER OF NOTICE

Any shareholder, proxyholder, or other person entitled to attend a meeting of shareholders, Director, Officer, or auditor of the Corporation may at any time waive any notice, or waive or abridge the time for any notice, required to be given to that person under the Act, the Articles the by-laws of the Corporation or otherwise. Any such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of the notice, as the case may be. Any such waiver or abridgement shall be in writing, except a waiver of notice of a meeting of shareholders, the Board or a committee, which may be given in any manner.

Attendance of a Director at a meeting of Directors or attendance of a shareholder, proxyholder or any other person entitled to attend a meeting of shareholders, at a meeting of shareholders is a waiver of notice of the meeting except where such Director, shareholder, proxyholder or other person, as the case may be, attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

9.5                               UNDELIVERED NOTICES

If any notice given or document sent to a shareholder pursuant to Section 9.1 is returned on two consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notices or send further documents to the shareholder until the shareholder informs the Corporation in writing of the shareholder’s new address.

9.6                               PERSONS ENTITLED BY DEATH OR OPERATION OF LAW

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, becomes entitled to any share, shall be bound by every notice in respect of such share which has been duly given to the shareholder from whom that person derives such person’s title to the share before such person’s name and address is entered on the Corporation’s securities register (whether the notice was given before or after the happening of the event on which such person became so entitled) and before such person furnished the Corporation with the proof of authority or evidence of such person’s entitlement prescribed by the Act.

ARTICLE 10
 EFFECTIVE DATE

10.1        EFFECTIVE DATE

This By-law shall come into force when made by the Board in accordance with the Act with effect immediately upon confirmation by the shareholders.

10.2        REPEAL

All previous by-laws of the Corporation are repealed as of the coming into force and effect of this By-law, except for Advance Notice By-Law No. 2 (as amended or restated from time to time) of the Corporation. The repeal shall not affect (i) the previous operation of any by-law so repealed, (ii) the validity of any act done or right, privilege, obligation or liability acquired or incurred under, (iii) the validity of any contract or agreement made pursuant to, or (iv) the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such by-law before its repeal. All Officers and other persons acting under any by-law so repealed shall continue to act as if appointed under this By-law and all resolutions of the shareholders or the Board or a committee thereof with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this By-law and until amended or repealed.

APPROVED by the Board, subject to shareholder confirmation, on March 3, 2020.

(signed) Gordon D. Giffin
Gordon D. Giffin
Chair of the Board

(signed) Scott Jeffers
Scott Jeffers
Corporate Secretary

CONFIRMED effective by the shareholders on                    , 2020.

Scott Jeffers
Corporate Secretary

Appendix A - Proposed Changes

TRANSALTA CORPORATION (the "Corporation") AMENDED AND RESTATED BY-LAW NoNO. 1 A By-law to regulate the business and affairs of TransAltathe Corporation. ARTICLE 1 INTERPRETATION 1.1 DEFINITIONS 1.1 In this By-law and all other by-laws and resolutions of the Corporation, unless the context otherwise requires: (a) the following terms shall have the meanings specified: (i) "Act" means the Canada Business Corporations Act or any statute which may be substituted therefore, including the regulations thereunder, as amended from time to time; (ii) "Articles" means the Articles of Amalgamation of the Corporation as amended or restated from time to time; (iii) "Board" means the Board of Directors of the Corporation; (iv) "Corporation" means TransAlta Corporation; (iv) (v) "Director" means a member of the Board; (v) "independent director" means a director who is independent for purposes of the Act, other applicable laws and the rules of any stock exchange on which the securities of the Corporation are then listed for trading; (vi) "meeting of shareholders" means any meeting of shareholders, including any meeting of holders of one or more classes ofor series of shares; and (vii) "non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada); (viii) (vii) "Officer" means an officer of the Corporation; (ix) "recorded address" means: (A) in the case of a shareholder, such person's latest address as shown in the records of the Corporation or its transfer agent, and in the case of joint shareholders, the address appearing in the securities register in respect of the joint holding, or the first address so appearing, if there is more than one; (B) in the case of an Officer or the auditor of the Corporation, such person's address as shown in the records of the Corporation; and (C) in the case of a Director, such

- 2 - person's latest address shown in the records of the Corporation or in the most recent notice filed by the Corporation in accordance with the Act, whichever is more current; and (x) "shareholder" means a shareholder of the Corporation, except as otherwise expressly provided; and (b) except for terms defined in Section 1.1(a), terms used herein that are defined in the Act shall have the meanings given to those terms in the Act; and (c) words importing the masculine gender shall include the feminine and neuter genders, and words importing the singular number shall include the plural number, and vice versa. 1.2 CONFLICT WITH THE ACT OR THE ARTICLES To the extent of any conflict between the provisions of this By-law and the provisions of the Act or the Articles, the provisions of the Act or the Articles shall govern. 1.3 HEADINGS AND SECTIONS The headings used throughout this By-law are inserted for convenience of reference only and are not to be used as an aid in the interpretation of this By-law. "Section" followed by a number means or refers to the specified section of this By-law. 1.4 INVALIDITY OF ANY PROVISION OF BY-LAWS The invalidity or unenforceability of any provision of this By-law shall not affect the validity or enforceability of the remaining provisions of this By-law. ARTICLE 2 MEETINGS OF SHAREHOLDERS 2.1 ANNUAL AND SPECIAL MEETINGS The Board shall call an annual meeting of shareholders not later than 15 months after the holding of the last preceding annual meeting but no later than six months after the end of the Corporation's preceding financial year. The Board may at any time call a special meeting of shareholders. 2.2 PLACE OF MEETINGS Each meeting of shareholders shall be held in the City of Calgary, in the Province of Alberta, or at such other place within or outside Canada as the Board may determine or, if such place is specified in the Articles or all the shareholders entitled to vote at the meeting so agree, at some place outside Canada. A meeting of shareholders held under Section 2.3 shall be deemed to be held at the place where the registered office of the Corporation is located. 2 of 19 CALGARY: 2044258v1

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2.3 MEETING BY ELECTRONIC MEANS

Subject to the Act and the consent of the Directors, if the Directors or shareholders call a meeting of shareholders pursuant to the Act, those Directors or shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, provided the Corporation makes provision for electronic voting at such meeting in accordance with the Act and Section 2.9.

2.4 ~~2.3~~ NOTICE OF MEETINGS

Notice in writing (or by electronic means as permitted by, and in accordance with, the Act) of the time and place of each meeting of shareholders shall be ~~sent~~given in the manner provided in Article 9, and subject to Section 9.4, within the period of time prescribed by the Act (or within such other time periods as may be prescribed by any other applicable law or regulation of a stock exchange) to each shareholder entitled to vote at the meeting, to each Director and to the auditors of the Corporation. ~~The accidental omission to give any notice to any shareholder or the non-receipt of any notice by any such shareholder or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.~~ The foregoing shall not be construed so as to limit the manner or effect of giving notice by any other means of communication otherwise permitted by applicable law.

2.5 ~~2.4~~ QUORUM

At any meeting of shareholders, ~~a~~a quorum for the transaction of business shall consist of at least two persons present in person holding or representing by proxy not less than 25 ~~per cent~~percent of the outstanding shares of the Corporation entitled to be voted at the meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the holders present in person holding or representing by proxy ~~a~~a majority of the shares represented at the meeting may adjourn the meeting to ~~a~~a fixed time and place, but no other business may be transacted. Those shareholders present at any duly adjourned meeting shall constitute ~~a~~a quorum.

2.6 ~~2.5 CHAIRMAN~~CHAIR, SECRETARY AND SCRUTINEERS

The ~~chairman~~chair of the Board or, if he or she is not present, the lead director (if any) or, if he or she is not present, the chief executive officer or, if he or she is not present, the president or, in the absence of ~~both of them~~the foregoing persons, a Director designated by the Board shall act as ~~chairman~~chair at each meeting of shareholders. If no such Officer or Director is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their ~~members to be chairman~~numbers to be chair. The chair of any meeting of shareholders shall have the power to adjourn the meeting to another place, if any, date and time. The secretary of the Corporation, or, in his or her absence, such other person as the ~~chairman~~chair of the meeting may appoint, who need not be a shareholder, shall act as secretary of the meeting~~. If~~. If desired, one or more scrutineers, who need not be shareholders, may be appointed by ~~the chairman. The chairman of any~~a resolution or by the chair of the meeting ~~of shareholders may~~ with the consent of the meeting ~~adjourn the same from time to time and place to place~~.

~~3 of 19~~

~~CALGARY: 2044588.4~~

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2.7 ~~2.6~~ VOTING

~~Voting~~Subject to applicable law, voting on any question at any meeting of shareholders shall be by a show of hands except where, either before or after a show of hands, a ballot is required by the ~~chairman~~chair of the meeting or is ~~requested~~demanded by any ~~two persons~~shareholder or proxyholder who is present and entitled to vote on such question at the meeting. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot.

On ~~a~~a show of hands, each person present and entitled to vote at the meeting shall have one vote. On a ballot, each shareholder present in person or represented by proxy at the meeting and entitled to vote ~~thereafter~~thereon shall have such ~~vote~~number of votes as prescribed by the Act or the Articles. Any ballot shall be taken in such manner as the ~~chairman~~chair of the meeting directs. In case of an equality of votes at any meeting of shareholders either upon a show of hands or upon a ballot, the ~~chairman~~chair of the meeting shall not be entitled to a second or casting vote. A declaration by the ~~chairman~~chair of the meeting that a resolution or other proceeding in respect of the question has, either on a show of hands or on a ballot, been carried or carried by a particular majority or lost or not carried by ~~a~~a particular majority shall be conclusive and an entry to that effect in the minutes of the meeting shall be, in the absence of evidence to the contrary, conclusive evidence thereof, and proof of the number or proportion of the votes, recorded in favour of or against such resolution or other proceeding in respect of the question shall not be necessary, and the result of the vote so taken shall be the decision of the shareholders on the question.

2.8 ~~2.7~~ PARTICIPATION IN MEETING BY ELECTRONIC MEANS

~~Any~~Subject to the Act and the consent of the Directors, any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Act, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means shall be deemed to be present at the meeting.

2.9 ~~2.8~~ ELECTRONIC VOTING

Notwithstanding Section ~~2.6,~~2.7, any vote referred to in Section ~~2.6~~2.7 may be held, in accordance with the Act, partially or entirely by means of a telephonic, electronic or other communication facility, if the Corporation has made available such a facility in accordance with the Act.

Any person participating in a meeting of shareholders under Section ~~2.7~~2.3 or 2.8 and entitled to vote at the meeting may vote, in accordance with the Act, by means of the telephonic, electronic or other communication facility that the Corporation has made available for such purpose in accordance with the Act.

2.10 JOINT SHAREHOLDERS

If two or more persons hold shares jointly, any one of them present in person at a meeting of shareholders may, in the absence of the other or others, vote the shares, but if two or more of those persons are present in person or represented by proxy and vote, they shall vote the shares jointly held by them as one.

~~4 of 19~~

~~CALGARY: 2044388-4~~

- 5 - 2.11 PROXYHOLDERS AND REPRESENTATIVES Every shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, as such shareholder's nominee to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. Alternatively, every shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual, who need not be a shareholder, to represent it at a meeting of shareholders and that individual may exercise on the shareholder's behalf all the powers it could exercise if it were a shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of the resolution or in such other manner as may be satisfactory to the secretary of the Corporation or the chair of the meeting. A proxy shall be in written or printed format or a format generated by telephonic or electronic means and becomes a proxy when completed and signed in writing or by electronic signature by the shareholder or its proxyholder or attorney authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate or association, by an officer or attorney thereof duly authorized. The proxy is valid only at the meeting in respect of which it is given or any adjournment or postponement thereof. 2.12 TIME FOR DEPOSIT OF PROXIES The Board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours (excluding non-business days), before which time proxies to be used at the meeting must be deposited with the Corporation or any agent thereof. A proxy shall be acted on if, (a) before the time so specified, it has been deposited with the Corporation or its agent specified in the notice, or, (b) no such time having been specified in the notice, it has been received by the secretary of the Corporation or by the chair of the meeting or an adjournment or postponement thereof before the time of voting. ARTICLE 3 DIVIDENDS AND RIGHTS 3.1 2.9 DIVIDENDS Subject to the Act and to the Articles, the Board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Subject to the Articles, dividends may be paid in money or property or by issuing fully paid shares of the Corporation. 3.2 DIVIDEND PAYMENTS A dividend payable in money may be paid in Canadian dollars or in any equivalent amount in any other currency, at the discretion of the Board, and shall be paid by cheque, wire transfer, electronic means, or such other method as the Board may determine, to the order of each registered holder of shares of the class or series in respect of which the dividend has been declared. Any dividend payment shall be (a) if paid by cheque, mailed by prepaid ordinary mail to the registered shareholder at such holder's recorded address in the Corporation's securities register, or (b) sent, if paid by wire transfer or by electronic means or other method determined by the Board, to the registered shareholder in accordance with the payment instruments 5 of 19 CALGARY: 2044258v1

- 6 -

provided by such holder in the Corporation's securities register, in each case, unless the holder otherwise directs. In the case of joint holders, the dividend payment shall, unless the joint holders otherwise direct, be made payable to the order of all the joint holders and transferred to them in accordance with the recorded address or wire transfer, electronic or other payment instructions, as applicable, in the Corporation's securities register and, if paid by cheque and more than one address is recorded in the Corporation's securities register in respect of such joint holding, the cheque shall be mailed to the first address so appearing.

The mailing ~~or other transmission to any shareholder of the Corporation, at his address as recorded in the Corporation's share register, of a cheque payable to his order for the amount of any dividend payable in cash shall~~of a dividend cheque, unless the cheque is not paid on due presentation, or the sending of a dividend payment by wire transfer, by electronic means or by another method determined by the Board shall satisfy and discharge the Corporation's liability for the dividend payment to the extent of the ~~amount of the cheque~~sum represented thereby plus ~~,~~the amount of any tax which the Corporation ~~has properly withheld, unless the cheque is not paid on due presentation.~~ is required to, and does, withhold.

3.3 ~~2.10~~ NON-RECEIPT OF ~~CHEQUES~~PAYMENT

In the event of non-receipt of any dividend ~~cheque~~payment by the person to whom ~~it~~the payment is sent ~~as aforesaid~~, the Corporation shall ~~issue to such person~~make a replacement ~~cheque~~payment to such person for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe, whether generally or in any particular case. No dividend shall bear interest against the Corporation.

3.4 ~~2.11~~ UNCLAIMED DIVIDENDS

No shareholder shall be entitled to recover by action or other legal process against the Corporation any dividend that ~~is represented by a cheque that has not been duly presented to a banker of the Corporation for payment or that otherwise~~ remains unclaimed for a period of ~~6~~six years from the date on which it was payable and any such unclaimed dividend shall be forfeited and shall revert to the Corporation.

ARTICLE 4 ~~Article 3~~
DIRECTORS

4.1 ~~3.1~~ NUMBER OF DIRECTORS AND BOARD COMMITTEES ~~THEREOF~~

The Board shall consist of the number of Directors provided in the ~~articles~~Articles, or, if a minimum number and a maximum number of Directors is so provided, the number of Directors of the Corporation shall be the number of Directors holding office immediately following the most recent election or appointment of Directors, whether at an annual or special meeting of shareholders, or determined from time to time by ~~resolution of~~the shareholders or the Directors pursuant to the Act and the Articles.

Subject to the Act, the Board may appoint from its number one or more committees of the Board, however designated, and delegate to any such committee any of the powers of the Board.

~~6 of 19~~

~~CALGARY: 2044268.4~~

- 7 - Notwithstanding the foregoing, if the Corporation is a distributing corporation (as such term is defined in the Act), the Board shall appoint annually from among its number an Audit Committee, shall, comply with the applicable legislation, rules, policies or regulations to be composed of not fewer than three Directors who meet such requirements as may be specified by the Act, other applicable laws and the rules of any stock exchange on which the securities of the Corporation are then listed for trading and who are not officers or employees of the Corporation or its affiliates. 4.2 3.2 PLACE, CALLING AND NOTICE OF MEETINGS Meetings of the Board or its Committeescommittees may be held at any place in or outside Alberta. Meetings of the Board or its committees shall be held from time to time and at such place as, in the case of meetings of the Board, the chairmanchair of the Board, the president,  vice-president who islead director (if any), the chief executive officer (if a Director), the president (if a Director), any two Directors, or the secretary, on the direction of any of the foregoing, may determine and, in the case of meetings of committees, as the chairmanchair of the committee or any two members of the committee or the secretary, on the direction of any of the foregoing, may determine. Notice of the time and place of every meeting so called shall be given in the manner provided in Article 9 to each required Director, and subject to Section 9.4, not less than 48 hours before the time when the meeting is to be held: provided that meetings of the Board or its committees may be held without formal notice if all of the Directors required to be present are present and do not object to notice not having been given or if those absent waive notice in any manner before or after the meeting. In addition, the Board or the applicable committee may by resolution appoint a day or days in any month or months for regular meetings of the Board or the respective committee at a place and hour to be named. A copy of any resolution of the Board or the applicable committee fixing the place and time of regular meetings of the Board or the committee shall be sent to each applicable Director forthwith after being passed. Any meeting of Directors, or of any committee, may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to a fixed time and place. Notice of an adjourned meeting of Directors or an adjourned committee meeting is not required to be given if the time and place of the adjourned meeting is announced at the original meeting. The powers of the Board or any committee of the Board may be exercised by resolution in writing signed by Directors or all the members of such committee who would have been entitled to vote on that resolution at a meeting, in lieu of a meeting of the Board or the committee, as applicable. 4.3 3.3 FIRST MEETING OF NEW BOARD OF DIRECTORS Provided a quorum of Directors is present, each newly elected Board may hold its first meeting without notice immediately following the meeting of shareholders at which such Board is elected. 7 of 19 CALGARY: 2044258v1

- 8 - 3.4 PRESIDING OFFICER 4.4 CHAIR AND SECRETARY The chairmanchair of the Board or, if he or she is not present, the president,lead director (if any) or, if he or she is not present, the chief executive officer (if a Director) or, if he or she is not present, the president (if a Director) or, in the absence of bothany of themthe foregoing, a Director designated by and from among the BoardDirectors present shall act as chairmanchair at each meeting of the Board. The secretary of the Corporation shall act as secretary of any meeting of the Board and, if the secretary of the Corporation is absent from any meeting of the Board, the chair of the meeting shall appoint an individual, who need not be a director, to act as secretary of the meeting. 4.5 3.5 QUORUM AND VOTING AtSubject to the Act, at meetings of the Board or its committees, a majority of the Directors shall formconstitute a quorum for the transaction of business. Every question shall be decided by a majority of the votes cast on the question andof those Directors entitled to vote and, in the case of an equality of votes, the chairmanchair of the meeting shall not be entitled to a second or casting vote. EachSubject to the Act and unless otherwise determined by the Board, each committee shall have the power to appoint its chair and the rules for calling, holding, conducting and adjourning meetings of the committee which, unless otherwise determined, shall be the same as those governing the Board. Each member of a committee shall serve during the pleasure of the Board of Directors and, in any event, only so long as such person shall be a Director. The Directors may fill vacancies in a committee by appointment from among their members. Provided that a quorum is maintained, the committee may continue to exercise its powers notwithstanding any vacancy among its members. 4.6 3.6 MEETINGS BY TELEPHONIC, ELECTRONIC OR OTHER COMMUNICATION FACILITY Subject to the Act, if all of the Directors consent generally or in respect of a particular meeting, a Director may participate in a meeting of the Board or of a committee of the Board by means of telephonic, electronic or other communication facilities that permit all persons participating in the meeting to communicate adequately with each other during the meeting. Any required consent of a Director to the participation in the meeting in such manner shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the Board while the Director holds office. A Director participating in such a meeting in such manner shall be considered present at the meeting and at the place of the meeting and shall be deemed to have consented to such meeting. Subject to the Act, a Director participating by telephonic, electronic or other communication facilities in accordance with this Section 4.6 may vote by means of any such facility. 8 of 19 CALGARY: 2044258v1

- 9 - ARTICLE 5 Article 4 OFFICERS 5.1 4.1 APPOINTMENT AND DUTIES OF OFFICERS The Board may from time to time appoint  chairman of the Boarda chief executive officer, a president, a chief financial officer, one or more vice-presidents, a secretary, a treasurer and such other Officers as the Board may determine, including one or more assistants to any of the Officers so appointed. The Board may specify the duties of and,. The powers and duties of all Officers (aside from the chair of the Board, the lead director (if any), the chief executive officer and the president, whose powers and duties are to be specified only by the Board) shall be such as the terms of their engagement call for or as the Board or chief executive officer may specify from time to time. The Board or the chief executive officer may, from time to time and subject to the provisions of the Act, delegate to such OfficersAct, vary, add to or limit the powers to manage the business and affairs of the Corporation. Except for the chairman of the Board and the presidentand duties of any Officer (aside from the chair of the Board, the lead director (if any), the chief executive officer and the president, whose powers and duties are to be varied, added to or limited only by the Board). Subject to Section 5.2 and Section 5.3, an Officer may but need not be a Director and one person may hold more than one office. 5.2 CHAIR OF THE BOARD The Board may from time to time appoint a chair of the Board who shall be a Director and, subject to the Act, the chair of the Board shall have such powers and duties as the Board may specify or as are incidental to such office. 5.3 LEAD DIRECTOR If the chair of the Board is not an independent director, the Board may appoint a lead director from among the Corporation's independent directors. If appointed, the Board may assign the lead director any of the powers and duties that are by any provisions of this By-law assigned to the chair of the Board. ARTICLE 6 Article 5 PROTECTION OF DIRECTORS, OFFICERS AND OTHERS 6.1 5.1 APPOINTMENT OF OFFICERSLIMITATION OF LIABILITY To the extent permitted by law, no Director or Officer for the time being of the Corporation shall be liable for: (a) the acts, receipts, neglects or defaults of any other Director or OfficersOfficer or employee or agent of the Corporation; (b) joining in any receipt or act for conformity; (c) any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation; 9 of 19 CALGARY: 2044258v1

- 10 - (d) the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested; (e) any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation with whom or which any moneys, securities or effects of the Corporation shall be lodged or deposited; (f) any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation; (g) any loss occasioned by any error of judgment or oversight on such Director's or Officer's part; or (h) (g) for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto, unless the same shall happen by or through his or her failure to act honestly and in good faith with a view to the best interests of the Corporation and, in connection therewith failure, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances,. If any Director or Officer of the Corporation shall be employed by, or shall perform services for the Corporation otherwise than as a Director or Officer or shall be a member of a firm or a shareholder, Directordirector or officer of a corporation which is employed by, or performs services for, the Corporation, the fact of his being a Director or Officer of the Corporation shall not disentitle such Director or Officer or such firm or corporation, as the case may be, from receiving proper remuneration for such services. Nothing herein shall relieve any Director or Officer from the duty to act in accordance with the Act or from liability for any breach thereof. 6.2 5.2 INDEMNITY (a) Subject to the limitations contained in the Act, but without limit tolimiting the right of the Corporation to indemnify any person under the Act or otherwise, the Corporation shall indemnify a Director or Officer, a former Director or Officer, or a personanother individual who acts or acted at the Corporation's request as a Director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and hisdirector or officer, or an individual acting in a similar capacity, of another entity, and such individual's heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by himsuch individual in respect of any civil, criminal or, administrative action, investigative or other proceeding to which he is made a party by reason of being or having been a Director or Officer or a Director or officer of such body corporate, ifin which the individual is involved because of that association with the Corporation or other entity, if the individual: (i) (a) he acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director of officer or in a similar capacity at the Corporation's request; and 10 of 19 CALGARY: 2044258v1

- 11 - (ii) (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, hethe individual had reasonable grounds for believing that his or her conduct was lawful. (b) Notwithstanding Section 6.2(a), an individual referred to in Section 6.2(a) is entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual's association with the Corporation or other entity as described in Section 6.2(a), if the individual seeking indemnity: (i) was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and (ii) fulfills the conditions set out in Sections 6.2(a)(i) and 6.2(a)(ii). 6.3 5.3 ADVANCE OF COSTS The Corporation shallmay, to the maximum extent permitted under the Act or otherwise by law, advance moneys to an individual referred to in Section 7.26.2 for the costs, charges and expenses of a proceeding referred to in Section 7.2 provided such6.2. Such individual shall agree in writing, in advance, to repay and shall repay the moneys advanced if the individual does not fulfil the conditions set forth in the ActSections 6.2(a)(i) and 6.2(a)(ii). 6.4 5.4 COURT APPROVAL TheIf required by an individual referred to in Section 6.2, the Corporation shall use reasonable commercial efforts to obtain any court or other approvals necessary for any indemnification or advance of costs, charges and expenses pursuant to Sections 7.2 or 7.3. Section 6.2 or Section 6.3 if the conditions set out in Section 6.2 have been fulfilled. 6.5 5.5 INDEMNITIES NOT EXCLUSIVE The rights of any person to indemnification granted by the Act or this By-law are not exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or Directors, at law or otherwise, and shall continue as to a person who has ceased to be a Director, officerOfficer, or employee or agent of the Corporation and will enure to the benefit of the heirs and legal representatives of that person. 6.6 5.6 INSURANCE Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of Directors and Officers such insurancean individual referred to in Section 6.2 as the Board may from time to time determine. 11 of 19 CALGARY: 2044258v1

- 12 - ARTICLE 7 Article 6 ADMINISTRATION 7.1 6.1 CORPORATE SEAL The corporate seal of the Corporation, if any, shall be in such form as the Board may from time to time by resolution approve. 7.2 6.2 EXECUTION OF INSTRUMENTS Contracts, documents or other instruments in writing requiring execution by the Corporation may be signed by any two Directors or by any two of the chairman of the Board, the president, a vice-president and the treasurer or by any one of the foregoing together with the secretary or an assistant secretary. The secretary or an assistant secretary shall affix the corporate seal to such instruments as require the same. The Board is authorized from time to time by resolution to appoint any Officer or Officers or any other person or persons on behalf of the Corporation toby the chief executive officer, the president or any other Officer or Director, or in such other manner as the Board may determine from time to time. In addition, the Board or the signing authority may from time to time direct the manner in which and the persons or persons by whom any particular contract, document or other instrument or class thereof may or shall be signed. Any signing authority may affix the corporate seal and to sign and deliver contracts, documents or instruments in writing(if any) to any instrument. The term "contracts, documents or other instruments in writing" as used in this By-law shall include deeds, mortgages, charges, conveyances, transfers and assignments of property of all kinds including specifically but without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities and all paper writings. 7.3 6.3 EXECUTION IN COUNTERPART, BY FACSIMILE AND BY ELECTRONIC SIGNATURE (a) Subject to the Act, any instrument or document required or permitted to be executed by one or more persons on behalf of the Corporation may be signed by electronic means in accordance with the Act or by facsimile or .pdf file; (b) Any instrument or document required or permitted to be executed by one or more persons may be executed and delivered in separate counterparts, each of which when duly executed by one or more of such persons shall be an original and all such counterparts together shall constitute one and the same such instrument or document; and (c) Subject to the Act, whenever a notice, document or other information is required under the Act or this By-law to be created or provided in writing, that requirement may be satisfied by the creation and/or provision of an electronic document. Notwithstanding the foregoing, the Board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be executed. 7.4 6.4 FINANCIAL YEAR Until changed by the Board, the financial year of the Corporation shall end on the 31st day of December in each year. 12 of 19 CALGARY: 2044258v1

- 13 - 7.5 6.5 BANKING ARRANGEMENTS The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Board,. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the Board may from time to time prescribe or authorize. 7.6 6.6 VOTING RIGHTS IN OTHER BODIES CORPORATE The signing officersauthority of the Corporation described in Section 7.2 may execute and deliver instruments of proxy and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the persons signing authority executing or arranging for them. In addition, the Board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised. 7.7 6.7 DIVISIONS TheWithout in any way limiting the powers or authority of the Directors, the Board may from time to time cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including without limitation, types of business or operations, geographical territories, product lines or goods or services, as the Board may consider appropriate in each case. From time to time the Board may authorize upon such basis as may be considered appropriate in each case: (a) the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions or sub-units; (b) (a) the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation; and (c) (b) the appointment of officers for any such division andor sub-unit, the determination of their powers and duties, and the removal of any such officer so appointed without prejudice to such officer's rights under any employment contract or at law, provided that any such officers shall not, as such, be officers of the Corporation. 13 of 19 CALGARY: 2044258v1

- 14 - ARTICLE 8 Article 7 BORROWING 8.1 7.1 LOANS AND GUARANTEES Without limiting the powers of the Board or the borrowing powers of the Corporation as set forth in the Act, but subject to the Articles, the Board may from time to time on behalf of the Corporation, without authorization of the shareholders: (a) borrow money upon the credit of the Corporation; (b) issue, reissue, sell or pledge bonds, debentures, notes or other evidence of indebtedness of the Corporation whether secured or unsecured; (c) give , directly or indirectly, financial assistance by means of a loan, a guarantee or otherwise on behalf of the Corporation to secure performance of an obligation of any person; and (d) mortgage, hypothecate, pledge or otherwise create ana security interest in or charge upon all or any property (including the undertaking and rights) of the Corporation, owned or subsequently acquired, by way of mortgage, hypothec, pledge, or otherwise, to secure payment of any such evidence of indebtedness or, guarantee, or obligation of the Corporation. Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted, or endorsed by or on behalf of the Corporation. 8.2 7.2 DELEGATION TheSubject to the Act and the Articles, the Board may from time to time delegate to a committee of the Board or such one or more of the Directors and Officers of the Corporationor any other person as may be designated by the Board all or any of the powers conferred on the Board by subsection 7.01Section 8.1 or by the Act to such extent and in such manner as the Board shall determine at the time of each such delegation. ARTICLE 9 Article 8 EFFECTIVE DATENOTICES 9.1 METHOD OF GIVING NOTICES Any notice (which term includes any written or electronic communication or document) to be given (which term includes, sent, delivered, transmitted or served) pursuant to the Act, the Articles, the by-laws of the Corporation, or otherwise to a shareholder, Director, Officer, or auditor of the Corporation shall be sufficiently given if (a) delivered personally to such person at such person's recorded address, (b) mailed by prepaid mail to such person at such person's recorded address, (c) sent to such person at his or her recorded address by facsimile transmission, with confirmation of transmission by the transmitting equipment, (d) transmitted by electronic document or other electronic means to such person at such person's recorded address or designated information system in accordance with the Act and other applicable laws, or (e) posted or made available through a generally accessible electronic source, such as a 14 of 19 CALGARY: 2044258v1

- 15 - website, permitted by the Act and other applicable laws. The secretary of the Corporation may change or cause to be changed the recorded address of any shareholder, Director, Officer or auditor in accordance with any information believed by the secretary to be reliable. A notice which is delivered personally is deemed to be given when received. A notice which is mailed is deemed to have been given at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that such person did not receive the notice at the time or at all. A notice transmitted by facsimile is deemed to have been given when the sender transmitting equipment generates a facsimile confirmation slip which discloses that the notice was transmitted to the recorded number used by the person to whom the facsimile is transmitted. A notice which is delivered by electronic document or other electronic means is deemed to have been given when dispatched or transmitted to the information system designated by the addressee. A notice posted or made available through a generally accessible electronic source permitted by the Act or other applicable laws shall be deemed to have been given when the notice of its availability and location is given to the addressee in accordance with the Act and/or other applicable laws. 9.2 NOTICE TO JOINT SHAREHOLDERS If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders, but notice to one of such persons shall be sufficient notice to all of them. 9.3 OMISSIONS AND ERRORS The accidental omission to give any notice to any shareholder, Director, Officer, or auditor of the Corporation or the non-receipt of any notice by any such person or any error in any notice not affecting the substance of the notice shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon. 9.4 WAIVER OF NOTICE Any shareholder, proxyholder, or other person entitled to attend a meeting of shareholders, Director, Officer, or auditor of the Corporation may at any time waive any notice, or waive or abridge the time for any notice, required to be given to that person under the Act, the Articles the by-laws of the Corporation or otherwise. Any such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of the notice, as the case may be. Any such waiver or abridgement shall be in writing, except a waiver of notice of a meeting of shareholders, the Board or a committee, which may be given in any manner. Attendance of a Director at a meeting of Directors or attendance of a shareholder, proxyholder or any other person entitled to attend a meeting of shareholders, at a meeting of shareholders is a waiver of notice of the meeting except where such Director, shareholder, proxyholder or other person, as the case may be, attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. 15 of 19 CALGARY: 2044258v1

- 16 - 9.5 UNDELIVERED NOTICES If any notice given or document sent to a shareholder pursuant to Section 9.1 is returned on two consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notices or send further documents to the shareholder until the shareholder informs the Corporation in writing of the shareholder's new address. 9.6 PERSONS ENTITLED BY DEATH OR OPERATION OF LAW Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, becomes entitled to any share, shall be bound by every notice in respect of such share which has been duly given to the shareholder from whom that person derives such person's title to the share before such person's name and address is entered on the Corporation's securities register (whether the notice was given before or after the happening of the event on which such person became so entitled) and before such person furnished the Corporation with the proof of authority or evidence of such person's entitlement prescribed by the Act. ARTICLE 10 EFFECTIVE DATE 10.1 8.1 EFFECTIVE DATE This By-law shall come into force when made by the Board in accordance with the Act. with effect immediately upon confirmation by the shareholders. MADE by the Board the 27th of January, 2014. /s/ Dawn L. Farrell 10.2 REPEAL All previous by-laws of the Corporation are repealed as of the coming into force and effect of this By-law, except for Advance Notice By-Law No. 2 (as amended or restated from time to time) of the Corporation. The repeal shall not affect (i) the previous operation of any by-law so repealed, (ii) the validity of any act done or right, privilege, obligation or liability acquired or incurred under, (iii) the validity of any contract or agreement made pursuant to, or (iv) the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such by-law before its repeal. All Officers and other persons acting under any by-law so repealed shall continue to act as if appointed under this By-law and all resolutions of the shareholders or the Board or a committee thereof with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this By-law and until amended or repealed. 16 of 19 CALGARY: 2044258v1

APPROVED by the Board, subject to shareholder confirmation, on March 3, 2020. CONFIRMED effective by the shareholders on , 2020. Vice-President and Corporate Secretary President and Chief Executive Officer /s/ Maryse St.-Laurent/ Scott Jeffers (signed) Gordon D. Giffin Gordon D. Giffin Chair of the Board (signed) Scott Jeffers Scott Jeffers Corporate Secretary